Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:

Income from continuing operations before income taxes	$173,758	$327,947	$297,181	$281,059	$250,753	$216,084
Interest expense (excluding capitalized interest)(1)	10,426	20,299	36,529	38,301	46,847	47,797
Portion of rent expense under long-term operating leases representative of an interest factor	2,838	5,124	4,366	3,952	4,463	3,215
Total earnings	$187,022	$353,370	$338,076	$323,312	$302,063	$267,096

Fixed charges:
Interest expense (including capitalized interest)(1)	$10,426	$20,299	$36,529	$38,301	$46,847	$47,797
Portion of rent expense under long-term operating leases representative of an interest factor	2,838	5,124	4,366	3,952	4,463	3,215
Total fixed charges	$13,264	$25,423	$40,895	$42,253	$51,310	$51,012

Ratio of earnings to fixed charges	14.1	13.9	8.3	7.7	5.9	5.2

(1) Does not include interest expense related to uncertain tax positions.